Exhibit (a)(1)
FOR IMMEDIATE RELEASE

Per:  U S WEST, Inc.                                  Contact: Jeremy Story
                                                               (303) 965-3235
                        ------------------------------

   COLORADO, June 17, 1999 - U S WEST, Inc. announced today that on June 13, 1999, Qwest Communications International Inc. ("Qwest") publicly announced that it has made an offer to acquire through a merger, all of the outstanding shares of Common Stock of U S WEST, Inc. Qwest stated that it will exchange 1.738 shares of Qwest Common Stock for each share of U S WEST, Inc.'s Common Stock. In addition, Qwest concurrently publicly announced that it was offering to acquire all of the outstanding shares of Common Stock of Frontier Corporation. In the event Frontier Corporation enters into a definitive agreement with Qwest with respect to the acquisition of Frontier Corporation by Qwest, Qwest has indicated that it will increase the consideration it is offering to 1.783 shares of Qwest Common Stock for each share of U S WEST, Inc.'s Common Stock. Qwest's proposal is subject to other terms and conditions. The Qwest proposal is not subject to completion of, or termination of, the tender offer. In addition, Qwest sent a letter to Mr. Solomon D. Trujillo, the Chairman, President and Chief Executive Officer of U S WEST, Inc., setting forth the foregoing proposal.

   Notwithstanding the Qwest proposal, pursuant to the Tender Offer and Purchase Agreement between U S WEST, Inc. and Global Crossing Ltd., U S WEST, Inc. is obligated to purchase the shares pursuant to the tender offer unless certain circumstances occur, including the termination of the merger agreement between Frontier Corporation and Global Crossing Ltd. as a result of the Qwest proposed transactions or otherwise.

   In addition, under the Merger Agreement between U S WEST, Inc. and Global Crossing Ltd., U S WEST, Inc. is entitled under certain circumstances to consider a Superior Proposal. Pursuant to the Merger Agreement, a "Superior Proposal" is defined as a proposal which the Board of Directors of U S WEST, Inc. determines in its good-faith judgment, based on, among other matters, the advice of a nationally recognized financial advisor, to be more favorable to its stockholders than the transaction between the U S WEST, Inc. and Global Crossing Ltd., taking into account all relevant factors. U S WEST, Inc. has not, at this time, made a determination that the Qwest proposal constitutes a Superior Proposal as defined in the Merger Agreement. The Board of Directors of U S WEST, Inc. will consider the Qwest proposal in due course. If the Board of Directors of U S WEST, Inc. were to determine that Qwest's proposal constituted a Superior Proposal for the stockholders of U S WEST, Inc., U S WEST, Inc. would have the right to terminate the Merger Agreement subject to the payment of a break-up fee of $850 million of which $250 million can be applied against the purchase of services from Global Crossing Ltd. No determination has been made as of this time by the Board of Directors of U S WEST, Inc.

   In addition, the waiting period under the HSR Act relating to the tender offer expired without any request by the Antitrust Division or the FTC for additional information.
                                     # # #